Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-276975

$3,000,000,0000

AMERICAN EXPRESS COMPANY

$1,450,000,000 5.085% Fixed-to-Floating Rate Notes due January 30, 2031

$1,250,000,000 5.442% Fixed-to-Floating Rate Notes due January 30, 2036

$300,000,000 Floating Rate Notes due January 30, 2031

Terms and Conditions Applicable to all Notes

Issuer:	American Express Company

Expected Ratings(1):	A2/A-/A (Stable/Stable/Stable) (Moody’s/S&P/Fitch)

Ranking:	Senior Unsecured

Trade Date:	January 28, 2025

Settlement Date:	January 30, 2025 (T+2). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to one business day before delivery will be required, by virtue of the fact that the Notes are initially expected to settle in T+2, to specify alternative settlement arrangements to prevent a failed settlement.

Total Net Proceeds to American Express Company:	$2,988,250,000 (before expenses)

Use of Proceeds:	The issuer intends to use the net proceeds from this offering for general corporate purposes.

Listing:	The Notes will not be listed on any exchange.

Minimum Denominations/Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. Citigroup Global Markets Inc. Mizuho Securities USA LLC RBC Capital Markets, LLC

Co-Managers:	BNP Paribas Securities Corp. Lloyds Securities Inc. Samuel A. Ramirez & Company, Inc. SG Americas Securities, LLC SMBC Nikko Securities America, Inc. TD Securities (USA) LLC

Junior Co-Managers:	Blaylock Van, LLC Independence Point Securities LLC

Risk Factors:	Investing in the Notes involves risks. You should carefully consider the information under “Risk Factors” beginning on page 3 of the base prospectus (as defined below) and in the issuer’s Annual Report on Form 10-K for the year ended December 31, 2023, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024, June 30, 2024 and September 30, 2024 and the other information incorporated by reference in the base prospectus.

Calculation Agent:	The Bank of New York Mellon

Terms and Conditions Applicable to the 5.085% Fixed-to-Floating Rate Notes due January 30, 2031

Maturity Date:	January 30, 2031

Par Amount:	$1,450,000,000

Benchmark Treasury:	UST 4.375% due December 31, 2029

Benchmark Treasury Price and Yield:	100-05+; 4.335%

Re-offer Spread to Benchmark:	+75 bps

Re-offer Yield:	5.085%

Interest Rates:	The Notes will bear interest (i) during the Fixed Rate Period at a fixed rate per annum equal to 5.085%, and (ii) during the Floating Rate Period at a floating rate per annum equal to Compounded SOFR (determined in accordance with the provisions set forth in the base prospectus) plus 1.020%.

Fixed Rate Period:	From, and including, the Settlement Date to, but excluding, January 30, 2030

Floating Rate Period:	From, and including, January 30, 2030 to, but excluding, the Maturity Date

Public Offering Price:	100.000%

Underwriters’ Discount:	0.350%

Net Proceeds to American Express Company:	$1,444,925,000 (before expenses)

Interest Payment Dates:	(i) With respect to the Fixed Rate Period, January 30 and July 30 of each year, beginning July 30, 2025 and ending on January 30, 2030 and (ii) with respect to the Floating Rate Period, January 30, April 30, July 30 and October 30, beginning April 30, 2030 and ending on the Maturity Date.

Interest Periods:	Semi-annually in arrears during the Fixed Rate Period and quarterly in arrears during the Floating Rate Period.

Floating Rate Interest Determination Dates:	Two U.S. Government Securities Business Days preceding each Floating Rate Interest Payment Date (or in the final Floating Rate Interest Period, preceding the Maturity Date, or in the case of the redemption of any Notes, preceding the Redemption Date).

Business Day Convention:

Fixed Rate Period: Following Unadjusted Business Day Convention

Floating Rate Period: Modified Following Adjusted Business Day Convention, except Following Unadjusted Business Day Convention for the Maturity Date and any Redemption Date.

Day Count:	Fixed Rate Period: 30 / 360 Floating Rate Period: Actual / 360

Optional Par Call Redemption:	(i) In whole but not in part on January 30, 2030 or (ii) in whole or in part during the 31-day period prior to the Maturity Date, in each case at a redemption price equal to the principal amount of the Notes being redeemed, together with any accrued and unpaid interest thereon to, but excluding, the date fixed for redemption.

Optional Make-Whole Redemption:	In whole or in part, on or after July 30, 2025 (or if additional Notes are issued after January 30, 2025, on or after the date that is six months after the issue date of such additional Notes) and prior to January 30, 2030, at a redemption price as calculated and paid in the manner described in the base prospectus, with a Treasury Rate “spread” of 12.5 basis points.

CUSIP:	025816 DY2

ISIN:	US025816DY24

Terms and Conditions Applicable to the 5.442% Fixed-to-Floating Rate Notes due January 30, 2036

Maturity Date:	January 30, 2036

Par Amount:	$1,250,000,000

Benchmark Treasury:	UST 4.250% due November 15, 2034

Benchmark Treasury Price and Yield:	97-22+; 4.542%

Re-offer Spread to Benchmark:	+90 bps

Re-offer Yield:	5.442%

Interest Rates:	The Notes will bear interest (i) during the Fixed Rate Period at a fixed rate per annum equal to 5.442%, and (ii) during the Floating Rate Period at a floating rate per annum equal to Compounded SOFR (determined in accordance with the provisions set forth in the base prospectus) plus 1.320%.

Fixed Rate Period:	From, and including, the Settlement Date to, but excluding, January 30, 2035

Floating Rate Period:	From, and including, January 30, 2035 to, but excluding, the Maturity Date

Public Offering Price:	100.000%

Underwriters’ Discount:	0.450%

Net Proceeds to American Express Company:	$1,244,375,000 (before expenses)

Interest Payment Dates:	(i) With respect to the Fixed Rate Period, January 30 and July 30 of each year, beginning July 30, 2025 and ending on January 30, 2035 and (ii) with respect to the Floating Rate Period, January 30, April 30, July 30 and October 30, beginning April 30, 2035 and ending on the Maturity Date.

Interest Periods:	Semi-annually in arrears during the Fixed Rate Period and quarterly in arrears during the Floating Rate Period.

Floating Rate Interest Determination Dates:	Two U.S. Government Securities Business Days preceding each Floating Rate Interest Payment Date (or in the final Floating Rate Interest Period, preceding the Maturity Date, or in the case of the redemption of any Notes, preceding the Redemption Date).

Business Day Convention:

Fixed Rate Period: Following Unadjusted Business Day Convention

Floating Rate Period: Modified Following Adjusted Business Day Convention, except Following Unadjusted Business Day Convention for the Maturity Date and any Redemption Date.

Day Count:	Fixed Rate Period: 30 / 360 Floating Rate Period: Actual / 360

Optional Par Call Redemption:	(i) In whole but not in part on January 30, 2035 or (ii) in whole or in part during the 3-month period prior to the Maturity Date, in each case at a redemption price equal to the principal amount of the Notes being redeemed, together with any accrued and unpaid interest thereon to, but excluding, the date fixed for redemption.

Optional Make-Whole Redemption:	In whole or in part, on or after July 30, 2025 (or if additional Notes are issued after January 30, 2025, on or after the date that is six months after the issue date of such additional Notes) and prior to January 30, 2035, at a redemption price as calculated and paid in the manner described in the base prospectus, with a Treasury Rate “spread” of 15 basis points.

CUSIP:	025816 DZ9

ISIN:	US025816DZ98

Terms and Conditions Applicable to the Floating Rate Notes due January 30, 2031

Maturity Date:	January 30, 2031

Par Amount:	$300,000,000

Base Rate:	Compounded SOFR (as determined in accordance with the provisions set forth in the base prospectus).

Spread:	+102 bps

Public Offering Price:	100.000%

Underwriters’ Discount:	0.350%

Net Proceeds to American Express Company:	$298,950,000 (before expenses)

Interest Payment Dates:	January 30, April 30, July 30 and October 30 of each year, beginning April 30, 2025.

Interest Periods:	Quarterly. The initial period will be the period from, and including the Settlement Date to, but excluding, April 30, 2025, the initial Interest Payment Date. The subsequent interest periods will be the periods from, and including the applicable Interest Payment Date to, but excluding, the next Interest Payment Date or the Maturity Date, as applicable.

Interest Determination Dates:	Two U.S. Government Securities Business Days preceding each Interest Payment Date (or in the final Interest Period, preceding the Maturity Date, or in the case of the redemption of any Notes, preceding the Redemption Date).

Business Day Convention:	Modified Following Adjusted Business Day Convention, except Following Unadjusted Business Day Convention for the Maturity Date and any Redemption Date.

Day Count:	Actual / 360

Optional Par Call Redemption:	(i) In whole but not in part on January 30, 2030 or (ii) in whole or in part during the 31-day period prior to the Maturity Date, in each case at a redemption price equal to the principal amount of the Notes being redeemed, together with any accrued and unpaid interest thereon to, but excluding, the date fixed for redemption.

CUSIP:	025816 EA3

ISIN:	US025816EA39

Recent Developments

On January 24, 2025, we announced our earnings results for the quarter ended December 31, 2024 and for the fiscal year ended December 31, 2024.

For the fiscal year ended December 31, 2024, we reported net income of $10.1 billion, up 21 percent from fiscal year 2023 and diluted earnings per share of $14.01, up 25 percent from fiscal year 2023. We also reported billed business of $1,550.9 billion, up 6 percent, total revenues net of interest expense of $65.9 billion for the year, up 9 percent, total provisions for credit losses of $5.2 billion, up 5 percent, and total expenses of $47.9 billion, up 6 percent, in each case from fiscal year 2023.

For the quarter ended December 31, 2024, we reported net income of $2.2 billion, up 12 percent from the corresponding quarter in 2023 and diluted earnings per share of $3.04, up 16 percent from the corresponding quarter in 2023. We also reported billed business of $408.4 billion, up 8 percent, total revenues net of interest expense of $17.2 billion for the quarter, up 9 percent, total provisions for credit losses of $1.3 billion, down 10 percent, and total expenses of $13.1 billion, up 11 percent, in each case from the corresponding quarter in 2023.

As used in this section, billed business represents transaction volumes, including cash advances, on payment products issued by American Express. Diluted earnings per share represents net income less earnings allocated to participating share awards and dividends on preferred shares.

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a base prospectus (the “base prospectus”) dated February 9, 2024) with the SEC for the offering to which this communication relates. Capitalized terms used but not defined herein have the meanings ascribed to them in the base prospectus. Before you invest, you should read the base prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146, Mizuho Securities USA LLC at 1-866-271-7403 and RBC Capital Markets, LLC at 1-866-375-6829.